Issuer Free Writing Prospectus dated April 16, 2018

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated April 16, 2018

Registration No. 333-215400

Clovis Oncology Announces Proposed Offerings of Convertible Senior Notes and Common Stock

BOULDER, Colo., April 16, 2018 – Clovis Oncology, Inc. (NASDAQ:CLVS) announced today that it has commenced two separate underwritten public offerings of convertible senior notes and common stock.

Clovis intends to offer, subject to market and other conditions, $200 million aggregate principal amount of its convertible senior notes due 2025 in an underwritten registered public offering. In connection with this offering, Clovis intends to grant the underwriters a 30-day option to purchase up to an additional $30 million aggregate principal amount of the convertible senior notes on the same terms and conditions. The holders of the notes may convert their notes at their option at any time prior to the close of business on the business day immediately preceding the maturity date, May 1, 2025. The interest rate, conversion rate and other terms of the notes will be determined at the time of pricing of the offering of the notes.

Clovis also intends to offer concurrently, subject to market and other conditions, $100 million of shares of its common stock in an underwritten registered public offering. In connection with this offering, Clovis intends to grant to the underwriters a 30-day option to purchase up to an additional $15 million of shares of its common stock on the same terms and conditions. All shares of the common stock to be sold in the offering will be offered by Clovis Oncology.

Clovis Oncology intends to use the combined net proceeds of the offerings for general corporate purposes, including sales and marketing expenses associated with Rubraca® (rucaparib) in the United States and, if approved by the European Commission, in Europe, funding of its development programs, general and administrative expenses, acquisition or licensing of additional product candidates or businesses and working capital.

J. P. Morgan Securities LLC and BofA Merrill Lynch are acting as joint book-running managers for each of the offerings.

The offerings are subject to market and other conditions, and there can be no assurance as to whether or when the offerings may be completed, or as to the actual size or terms of the offerings. The closing of each offering is not contingent on the closing of the other offering.

The common stock and the convertible notes are being offered pursuant to an effective shelf registration statement that Clovis has filed with the Securities and Exchange Commission (“SEC”). Before you invest, you should read the prospectus in that registration statement and other documents Clovis has filed with the SEC for more complete information about Clovis and these offerings. Each offering is being made only by means of a prospectus supplement and the related prospectus relating to such offering. Copies of the applicable prospectus supplement and related prospectus relating to each offering may be obtained from J. P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by calling toll-free (866) 803-9204, or from BofA Merrill Lynch, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, Attn: Prospectus Department, or by calling 1-800-294-1322 or by email to dg.prospectus_requests@baml.com. You may also obtain these documents free of charge when they are available by visiting EDGAR on the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor will there be any sale of these securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Clovis Oncology

Clovis Oncology, Inc. is a biopharmaceutical company focused on acquiring, developing and commercializing innovative anti-cancer agents in the U.S., Europe and additional international markets. Clovis Oncology targets development programs at specific subsets of cancer populations, and simultaneously develops, with partners, diagnostic tools intended to direct a compound in development to the population that is most likely to benefit from its use. Clovis Oncology is headquartered in Boulder, Colorado and has additional offices in San Francisco, California and Cambridge, United Kingdom.

To the extent that statements contained in this press release are not descriptions of historical facts regarding Clovis Oncology, they are forward-looking statements reflecting the current beliefs and expectations of management made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve substantial risks and uncertainties that could cause our actual results, performance or achievements to differ significantly from those expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the timing and size of the offerings, the conditions affecting the capital markets, general economic, industry, or political conditions, and the satisfaction of customary closing conditions related to the proposed public offerings. Clovis Oncology undertakes no obligation to update or revise any forward-looking statements. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the business of the company in general, see the prospectus supplement and related prospectus for these offerings as well as Clovis Oncology’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and its other reports filed with the Securities and Exchange Commission.

Contacts:

Anna Sussman	Breanna Burkart
303.625.5022	303.625.5023
asussman@clovisoncology.com	bburkart@clovisoncology.com

# # #